Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of O’Reilly Automotive, Inc. for the registration of senior notes due 2021 and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedule of O’Reilly Automotive, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of O’Reilly Automotive, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

January 7, 2011